Exhibit 99.B(d)(3)(b)

SCHEDULE A
to the
SUB-ADVISORY AGREEMENT
between
VICTORY CAPITAL MANAGEMENT INC.
KPB INVESTMENT ADVISORS LLC
and
VICTORY PORTFOLIOS

Dated August 1, 2013

	Name of Fund	Fee(1)	Last Approved	Must Be Approved By
1.	National Municipal Bond Fund	0.20%	December 7, 2016	December 31, 2017
2.	Ohio Municipal Bond Fund	0.20%	December 7, 2016	December 31, 2017

The rates set forth above apply to average daily net assets that are subject to the Sub-Adviser’s investment discretion in the specific Fund.

Current as of December 7, 2016	Accepted:

VICTORY CAPITAL MANAGEMENT INC.

	By:	/S/ Michael Policarpo II
	Title:	CFO & COO

KPB INVESTMENT ADVISORS LLC

	By:	/S/ Paul Toft
	Title:	Director of Municipal Investments

VICTORY PORTFOLIOS, On behalf of the Funds listed above, individually and not jointly

	By:	Christopher Dyer
	Title:	President

(1)  Expressed as a percentage of average daily net assets.